  Exhibit 99.1

DIGATRADE FINANCIAL CORP.
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018 and 2017
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, WDM Chartered Professional Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) and their report follows.

“Bradley J. Moynes”
President, CEO and Director

“Tyrone Docherty”
Director

WDM CHARTERED PROFESSIONAL ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

SERVICE

INTEGRITY

TRUST

To the Shareholders and Board of Directors of:
**DIGATRADE FINANCIAL CORP.**

**Opinion on the Financial Statements**

We have audited the accompanying consolidated financial statements of Digatrade Financial Corp. and its subsidiaries (the "Company"), which comprise which comprise the consolidated statements of financial position as at December 31, 2018 and 2017 and the consolidated statements of changes in shareholders' deficiency, comprehensive loss, and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

**Basis for Opinion**

The Company's management is responsible for these consolidated financial statements, and for maintaining effective internal control over financial reporting. Our responsibility is to express opinions on the company's consolidated financial statements based on our audits.

Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements and laws that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements. In addition, we are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Material Uncertainty Related to Going Concern**

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $1,122,820 during the year ended December 31, 2018, and as of that date, had accumulated losses since inception of $6,298,936. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

**Other Information**

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and will not express any form of assurance conclusion thereon.

SUITE 420
1501 WEST BROADWAY
VANCOUVER, BRITISH COLUMBIA
CANADA V6J 4Z6

TEL: (604) 734-3247
FAX: (604) 734-4802
WWW.WDMCA.COM

WDM

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

The Management's Discussion and Analysis is expected to be made available to us after the date of auditor's report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

**Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

**Auditor's Responsibilities for the Audit of the Consolidated Financial Statements**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing and PCAOB standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

WDM

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The engagement partner on the audit resulting in this independent auditor's report is Mike Kao.

*WDM*

*Chartered Professional Accountants*

We have served as the Company's auditor since 2001.

Vancouver, B.C.
April 19, 2019

DIGATRADE FINANCIAL CORP.
Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2018	December 31, 2017
		$	$
ASSETS

CURRENT
Cash		493,810	494,443
Accounts Receivable	5	-	297,309
GST Recoverable		11,172	9,044
Prepaid Expenses	6	22,211	159,312

		527,193	960,108

LIABILITIES

CURRENT
Trade and Other Payables	7	129,279	150,213
Liabilities to Customers	8	-	297,309
Convertible Promissory Notes – Current Portion	9	636,890	1,294,693

		766,169	1,742,215

Convertible Promissory Notes	9	11,961	287,802

Total Liabilities		778,130	2,030,017

SHAREHOLDERS' DEFICIENCY

Share Capital	10	6,047,999	4,106,207
Deficit		(6,298,936)	(5,176,116)

		(250,937)	(1,069,909)

		527,193	960,108

Nature and Continuance of Operations (Note 1)
Subsequent Events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
President, Chief Executive Officer and Director	Director

DIGATRADE FINANCIAL CORP.
Consolidated Statements of Changes in Shareholders’ Deficiency
For the Years Ended December 31, 2018, 2017, and 2016
(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Number of Class “B” Common Shares	Share Capital	Share Subscriptions Received	Deficit	Total Shareholders’ Deficiency
				$	$	$	$

Balance, December 31, 2015		1,661,150	-	3,358,848	25,998	(4,328,627)	(943,781)

Shares Issued to Settle Debts	10(b)(i)	41,000,000	-	276,983	-	-	276,983
Shares Issued for Services	10(c)(i)	250,000	-	15,000	-	-	15,000
Shares Held in Escrow and Returned to Treasury	10(e)	(1,500)	-	(5,374)	-	-	(5,374)
Shares Subscriptions Received, Net of Issuance Costs	10(b)(ii)	-	-	-	308,977	-	308,977
Net Comprehensive Loss		-	-	-	-	(172,969)	(172,969)

Balance, December 31, 2016		42,909,650	-	3,645,457	334,975	(4,501,596)	(521,164)

Shares Issued	10(b)(ii)	2,500,000	-	334,975	(334,975)	-	-
Shares Issued to Settle Debts	10(b)(iii),(vi)	4,000,000	-	103,779	-	-	103,779
Shares Issued for Cash	10(b)(iv)	-	100,000	100	-	-	100
Shares Issued for Services	10(c)(ii)	250,000	-	21,896	-	-	21,896
Shares Held in Trust	10(e)	1,500	-	-	-	-	-
Net Comprehensive Loss		-	-	-	-	(674,520)	(674,520)

Balance, December 31, 2017		49,661,150	100,000	4,106,207	-	(5,176,116)	(1,069,909)

Shares Issued for Services	10(c)(iii)	600,000	-	7,373	-	-	7,373
Shares issued Conversion Convertible Promissory Notes		176,150,754	-	1,934,419	-	-	1,934,419
Net Comprehensive Loss		-	-	-	-	(1,122,820)	(1,122,820)

Balance, December 31, 2018		226,411,904	100,000	6,047,999	-	(6,298,936)	(250,937)

Authorized Share Capital (Note 10(a))

The accompanying notes are an integral part of these consolidated financial statements.

DIGATRADE FINANCIAL CORP.
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2018, 2017, and 2016

(Expressed in Canadian Dollars)

	Note	2018	2017	2016
		$	$	$

EXPENSES
Accounting, Audit, and Legal		100,144	105,652	46,523
Consulting	14(b)(ii)	307,402	138,192	86,149
Depreciation		-	-	432
Exchange Platform Development Costs	11(a)	102,683	104,591	111,734
Filing and Transfer Agent Fees		26,331	7,866	12,816
Financing Finders’ Fees	11(b)	123,101	109,033	-
Interest and Bank Charges		189,375	30,669	29,559
Investor Relations	10(c)(i)	-	107,103	-
Management Fees	14(b)(i)	241,950	105,000	60,000
Office		12,281	7,137	-

		1,103,267	715,243	347,213

LOSS BEFORE OTHER ITEMS		(1,103,267)	(715,243)	(347,213)

Foreign Exchange (Loss) Gain		(26,711)	40,723	13,238
Coin Development Fee Income		-	-	119,600
Gain on Discontinuance of Trading Platform		7,158	-	-
Gain on Settlement of Debts		-	-	41,406

NET LOSS FOR THE YEAR		(1,122,820)	(674,520)	(172,969)

Other Comprehensive Income		-	-	-

NET COMPREHENSIVE LOSS FOR THE YEAR		(1,122,820)	(674,520)	(172,969)

Basic and Diluted Loss per Share		(0.01)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		94,081,822	45,281,568	13,620,813

The accompanying notes are an integral part of these consolidated financial statements.

DIGATRADE FINANCIAL CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017, and 2016

(Expressed in Canadian Dollars)

	Note	2018	2017	2016
		$	$	$
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net Loss for the Year		(1,122,820)	(674,520)	(172,969)

Non-Cash Items
Depreciation		-	-	432
Expenses Paid by An Arm’s Length Party		-	-	8,569
Shares Issued for Services		7,373	21,896	15,000
Gain on Discontinuance of Trading Platform		(7,158)	-	-
Promissory Note Issued for Consulting		64,820	-	-
Original Issue Discounts on Promissory Notes		36,653	-	-
Unrealized Foreign Exchange (Gain) Loss		58,346	(40,723)	(15,873)
Fees and Interest on Convertible Promissory Notes		186,128	-	-
Amortization of Prepaid Expenses		16,369	-	10,029
Gain on Settlement of Debts		-	-	(41,406)

		(760,289)	(693,347)	(196,218)

Change in Non-Cash Working Capital Accounts	12	104,828	(258,322)	(75,969)

		(655,461)	(951,669)	(272,187)

FINANCING ACTIVITIES

Shares Subscriptions Received		-	-	334,975
Shares Returned to Treasury		-	-	(5,374)
Net Proceeds on Issuance of Promissory Notes		686,590	1,462,122	57,098
Promissory Notes Repaid		(31,762)	(130,498)	-

		654,828	1,331,624	386,699

(DECREASE)INCREASE IN CASH		(633)	379,955	114,512

Cash (Bank Indebtedness), Beginning of the Year		494,443	114,488	(24)

CASH, END OF THE YEAR		493,810	494,443	114,488

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Digatrade Financial Corp. (the “Company”) is governed by the Business Corporations Act (British Columbia). The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company's common shares are listed on the NASDAQ Over-the-Counter Board (“OTCB”) exchange under the symbol "DIGAF".

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and the financial technology sector.

In February 2019, the Company entered into a Definitive Agreement with Securter Inc. (“Securter”), a private Canadian corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing (Note 17(e)).

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations and has accumulated losses of $6,298,936 since inception and working capital deficiency of $238,976 as at December 31, 2018. Accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these consolidated financial statements, including planned corporate and administrative expenses, and other project implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 19, 2019.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)
Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar

d)
Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i.
Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

ii.
Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)
Financing and Finder’s Fees

Financing and finder’s fees relating to financial instruments with a term of one year or less are expensed in the period incurred. For financial instruments with a term of over one year, the fees are netted against the financial instruments and amortized over the term of the financial instruments.

f)
Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at either: (i) the fair value of the asset acquired or the fair value of the liability extinguished at the measurement date under current market conditions, or (ii) the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: the date the shares are issued, or the date the agreement to issue the shares is reached.

g)
Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)
Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

i)
Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i.
Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii.
Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

j)
Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

i)
Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

●
Financial assets at fair value through profit or loss;
●
Loans and receivables;
●
Held-to-maturity investments; and
●
Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

●
Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

●
Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s accounts receivable falls into this category of financial instruments.

●
Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

k)
Financial Instruments (Continued)

i)
Financial Assets (Continued)

●
Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category. Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

ii)
Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

●
Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company does not hold financial liabilities in this category.

●
Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s trade and other payables, liabilities to customers, and promissory notes payable fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards, amendments to standards, and interpretations have been issued but not yet effective as of December 31, 2018. The Company is assessing the impact of these new standards, but does not expect them to have a significant effect on the consolidated financial statements. Pronouncements that are not applicable or do not have a significant impact to the Company have been excluded herein.

IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 “Leases”, and the distinction between operating and finance leases is retained. The standard is effective for annual period beginning on or after January 1, 2019. The Company has not yet determined the impact of this standard on its consolidated financial statements.

NOTE 5 – ACCOUNTS RECEIVABLE

As at December 31, 2018 and 2017, the Company had the following amounts due from arm’s length parties:

	2018	2017
	$	$

Due from Trading Platform, ANX (Note 8)	-	297,309

NOTE 6 – PREPAID EXPENSES

As at December 31, 2018 and 2017, the Company had the following prepaid expenses:

Market Registration Fees	8,751	7,685
Legal Retainer	13,460	-
Deposit with ANX	-	70,029
Prepaid Consulting Fees	-	26,025
Prepaid Management Fees (Note 13(a)(i))	-	55,573
	22,211	159,312

NOTE 7 – TRADE AND OTHER PAYABLES

As at December 31, 2018 and 2017, the Company had the following amounts due to creditors:

Trade Payables	63,279	119,013
Accrued Liabilities	66,000	31,200
	129,279	150,213

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 8 – LIABILITY TO CUSTOMERS

As at December 31, 2018, the Company had a liability to customers trading on the Company’s exchange platform in the amount of $Nil (2017 - $297,309). Effective October 17, 2018, all customer fiat and cryptocurrency assets were withdrawn from the platform.

NOTE 9 – CONVERTIBLE PROMISSORY NOTES

$

Balance, December 31, 2016	395,373

Issuances (Net of Transaction Costs)	1,391,759
Repayments	(130,498)
Conversions (Principal)	(102,128)
Interest Accrual	27,989

Balance, December 31, 2017	1,582,495

Issuances (Net of Transaction Costs)	795,046
Repayments	(31,762)
Conversions (Principal)	(1,707,293)
Interest Accrual	10,365

Balance, December 31, 2018	648,851

a)
During 2017, the Company issued convertible promissory notes in the amount of $304,239 (US$220,000). The notes are non-interest bearing, unsecured, and mature on December 31, 2021. The notes may be converted into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the note or the maturity date, whichever shall occur first. The notes become immediately payable should the Company complete financing in excess of US$5,000,000 prior to the maturity date, and bear interest at 3% per annum compounded annually should the Company default on the note.

During 2018, all of these promissory notes, totalling US$220,000, were converted into 2,500,000 common shares of the Company.

b)
During 2017, the Company issued convertible promissory notes in the amount of $1,053,647 (US$860,500). The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance, and mature between 6 months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

During 2018, all these promissory notes, totalling US$860,500, were converted into 124,111,859 common shares of the Company.

c)
During 2017, the Company entered into a consulting agreement with an unrelated party for the provision of advertising services. In consideration for the services the Company issued a convertible promissory note in the amount of $37,692 (US$30,000). The convertible promissory note is unsecured, bears interest at 3% per annum, and matured on January 10, 2018.

During 2018, this promissory note in the amount of US$30,000 was converted into 355,450 common shares of the Company.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 9 – CONVERTIBLE PROMISSORY NOTES (Continued)

d)
During 2018, the Company issued convertible promissory notes totaling $730,226 (US$564,000). The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

During 2018, promissory notes totalling US$247,600 were converted into 49,183,445 common shares of the Company.

e)
On June 1, 2018, the Company issued a convertible promissory note in the amount of $64,820 (US$50,000) pursuant to a consulting contact. The note is unsecured and matured on December 2, 2018. As of December 31, 2018, the Company repaid $31,761 (US$24,500) of this note. The remaining balance (US$25,500) was repaid subsequent to year-end. (Note 17(b))

f)
During 2018, the Company converted convertible promissory notes totaling $1,707,293 (US$1,358,100), and interest expense and finders fees owed, into 176,150,754 common shares of the Company.

NOTE 10 – SHARE CAPITAL

a)
Authorized Capital

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value.

b)
Issued and Outstanding Common Shares

i.
On July 15, 2016, the Company entered into a debt settlement agreement with a company controlled by a Director and Officer of the Company to settle outstanding accounts payable of $25,000. The Company agreed to issue 25,000,000 shares with a fair value equal to the value of the underlying debt settled.

On August 15, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled certain promissory notes totalling $118,204 (US$91,475) by the issuance of 8,000,000 shares with a fair value equal to the value of the underlying debt settled (Note 9(b)).

On December 20, 2016, the Company entered into an assignment of creditors and settlement of debt agreement with certain arm’s length parties. The Company settled promissory notes totalling $175,185 (including US$65,550) by the issuance of 8,000,000 shares with a fair value of $133,779. A gain of $41,406 on the settlement of debts was recognized.

ii.
On December 12, 2016, the Company completed a private placement of 500,000 shares at US$0.50 per share, raising gross proceeds of $308,977 (US$250,000). The shares were not issued by December 31, 2016 and on September 20, 2017, the Company re-priced the subscription share price to US$0.10 per share and issued 2,500,000 common shares to the subscribers.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 10 – SHARE CAPITAL (Continued)

b)
Issued and Outstanding Common Shares (Continued)

iii.
On June 12, 2017, the Company settled convertible promissory notes totalling $32,700 by the issuance of 2,000,000 common shares with a fair value equal to the value of the underlying debt settled.

On September 21, 2017, the Company settled a convertible promissory note owed to a company controlled by a former Officer and Director of the Company in the amount of $61,694 (US$50,000) by the issuance of 1,000,000 common shares with a fair value equal to the value of the underlying debt settled.

iv.
On October 10, 2018, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share.

On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

c)
Share-Based Payments

i.
During the year ended December 31, 2016, the Company issued 250,000 shares at a fair value of $0.06 per share to a related party for consulting services rendered. Share-based compensation of $15,000 was recorded (Note 14(b)(iii)).

ii.
During the year ended December 31, 2017, the Company entered into a consulting agreement for the provision of business strategy and compliance services. The Company issued 250,000 common shares valued at $21,896.

iii.
During the year ended December 31, 2018, the Company entered into a consulting agreement for the provision of business strategy and compliance services. The Company issued 600,000 common shares valued at $7,373.

d)
Share Purchase Warrants

The Company had no share purchase warrants outstanding for the years ended December 31, 2018, 2017, and 2016.

e)
Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 1,500 shares to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release these shares from escrow.

As of December 31, 2018, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

NOTE 11 – COMMITMENTS

a)
Crypto Currency Deposit and Exchange Services

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX was for a term of three years.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 11 – COMMITMENTS (Continued)

a)
Crypto Currency Deposit and Exchange Services (Continued)

On April 7, 2017 (the “effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the revised agreement, the Company was required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX was for a term of two years.

On October 15, 2018, the Company and ANX agreed to terminate the Crypto Currency Deposit and Exchange Services Agreement. The Company paid ANX $32,770 (US$25,000) in full settlement of all outstanding liabilities and realized a gain of $7,158 on the termination of the agreement

b)
Finder’s Fee Agreement

The Company has entered into various finder’s fee agreements whereby the Company is required to pay cash finder’s fee of 10% of all monies raised through certain parties. The terms of these agreements are for periods of one year.

c)
Consulting Contracts

i.
On June 1, 2018 the Company entered into a consulting agreement for the provision of strategic business advisory services for a period of one year. The Company agreed to issue a convertible promissory note in the amount of US$50,000 and pay the consultant US$10,000 per month. (Notes 9(e)).

ii.
On October 22, 2018, the Company entered into a consulting contract with a Director for the provision of strategic business advisory services for a period of four months. The Company agreed to pay the Director $2,500 per month.

NOTE 12 – SUPPLEMENTAL CASH FLOW INFORMATION

		2018	2017	2016
		$	$	$
a)	Change in Non-Cash Working Capital Accounts

	Accounts Receivable	297,309	(281,445)	35,155
	GST Recoverable	(2,128)	(6,672)	566
	Prepaid Expenses	(18,608)	(153,311)	(3,087)
	Trade and Other Payables	125,564	(103,884)	(76,175)
	Liabilities to Customers	(297,309)	286,990	(32,428)

		104,828	(258,322)	(75,969)

b)	Significant Non-Cash Financing Activities

	Shares Issued in Settlement of Debts	-	103,689	276,983
	Shares Issued for Services	7,373	21,986	15,000
	Shares Issued Conversion Convertible Promissory Notes	1,934,419	-	-
	Expenses Paid by An Arm’s Length Party	-	-	8,569

		1,941,792	125,675	300,552

c)	Other Information

	Interest Paid	186,128	16	28,974
	Income Taxes Paid	-	-	-

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 13 – INCOME TAX

a)
Deferred Tax Assets and Liabilities

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	2018	2017
	$	$

Non-Capital Losses	6,168,981	5,046,141
Capital Losses	29,628	29,628
Property and Equipment	100,490	100,490

	6,299,099	5,176,259

As at December 31, 2018, the Company has non-capital losses of approximately $6,131,800 which may be applied to reduce Canadian taxable income of future years. These non-capital losses expire as follows:

$

2026	313,100
2027	515,300
2028	367,400
2029	1,157,900
2030	307,400
2031	301,400
2032 to 2038	3,206,400

6,168,900

b)
Income Tax Expense

The income tax expense of the Company is reconciled to the net loss for the year as reported in the consolidated statement of comprehensive loss as follows:

	2018	2017	2016
	$	$	$

Recovery of Income Tax Calculated at the Statutory Rate of 12% (2017 – 12.63%; 2016 – 13%)	(134,738)	(85,158)	(22,486)
Deferred Tax Assets Not Recognized	108,931	84,315	(21,519)
Expiration of Non-Capital Losses	-	-	-
Impact of Change in Substantively Enacted Tax Rates on Opening Deferred Tax Assets	25,807	843	44,005

Income Tax Expense	-	-	-

NOTE 14 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 14 – RELATED PARTIES TRANSACTIONS (Continued)

a)
Related Party Balances

i.
Promissory Notes

During the year ended December 31, 2017, the Company repaid promissory notes in the amount of $90,529, (including US$31,200) to a company controlled by a Director (also an officer) of the Company. Included in convertible promissory notes as at December 31, 2018, was $Nil (2017 – $89,364 including US$31,200) owed to this company.

During the year ended December 31, 2017, the Company settled a promissory note owed to a company controlled by a former officer of the Company in the amount $69,205 (US$50,000) by the issuance of 1,000,000 common shares. Included in convertible promissory notes as at December 31, 2018, was $Nil (2017 – $67,135 including US$50,000) owed to this company.

b)
Compensation of Key Management Personnel

i.
The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2018, 2017 and 2016, as described below.

	2018	2017	2016
	$	$	$

Management Fees	241,950	105,000	60,000

ii.
During the year ended December 31, 2018, the Company incurred consulting fees for services provided by Directors of the Company in the amount of $12,900 (2017 - $11,296).

iii.
During the year ended December 31, 2016, the Company incurred consulting fees for services provided by a Director of the Company. The fees were settled by the issuance of 250,000 post-consolidation shares at $0.06 per share (Note 10(c)(ii)) and a cash payment of $6,699 (US$5,000).

NOTE 15 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 2(k). The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising finances for the Company’s capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes.

The most significant financial risks to which the Company is exposed are as follows:

a)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. The Company has a working capital deficiency of $238,976 as at December 31, 2018. There can be no assurance that such debt or equity financing will be available to the Company.

b)
Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as the interest rates associated with the convertible promissory notes are fixed.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 15 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

c)
Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. As the Company is in the development stage and has not yet commenced commercial production or sales, it is not exposed to significant credit risk.

d)
Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent it incurs currency exchange platform service and development expenditures and operating costs in foreign currencies including the U.S. Dollar. The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.

e)
Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1:
Quoted prices in active markets for identical assets or liabilities.

Level 2:
Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:
Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments were measured at fair value use Level 1 valuation technique during the years ended December 31, 2018 and 2017. The carrying values of the Company’s financial assets and liabilities approximate their fair values.

NOTE 16 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its ongoing operations and capital expenditures.

The Company manages its share capital as capital, which as at December 31, 2018, amounted to $6,047,999. At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund the development of its trading platform. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2018, the Company had working capital deficiency of $238,976. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2018.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2018 and 2017

(Expressed in Canadian Dollars)

NOTE 17 – SUBSEQUENT EVENTS

a)
Issuance of Convertible Promissory Notes

On January 29, 2019, the Company issued a convertible promissory note in the amount of US$44,000. The note is unsecured, bears interest at 10% per annum from the date of issuance and matures on January 29, 2020.

On January 29, 2019, the Company issued a convertible promissory note in the amount of US$43,000. The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on November 15, 2019.

On March 5, 2019, the Company issued a convertible promissory note in the amount of US$53,000. The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on January 15, 2020.

On March 28, 2019, the Company issued a convertible promissory note in the amount of US$43,000. The note is unsecured, bears interest at 12% per annum from the date of issuance and matures on January 30, 2020.

Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common share of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

b)
Repayment of Convertible Promissory Note

On January 31, 2019, the Company repaid US$25,500, being the outstanding balance of a convertible promissory note issued to a consultant during 2018. (Note 9(e))

c)
Issuance of Common Series B Shares

On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000. On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

d)
Grants of Stock Options

On February 14, 2019, the Company granted 5,750,000 stock options to directors of the Company and 4,250,000 stock options to consultants. The options have an exercise price of US$0.006 and expire on February 14, 2027.

e)
Definitive Agreement

On February 28, 2019, the Company entered into a Definitive Agreement with Securter Inc. (“Securter”), a private Canadian corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. A new Canadian corporation was incorporated (Securter Systems Inc.) which will receive, by way of legal title transfer, all assets and rights held by Securter.

The Company’s percentage of ownership will be determined by the amount of capitalization it provides to the new company. Under the terms of the agreement, the Company will fund Securter Systems Inc. up to US$3 Million in operational financing which will allow the Company to own approximately 30% of this company.